Filed by AOL Time Warner Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: AOL Time Warner Inc.,
                           America  Online,  Inc. and Time Warner Inc.
                           Commission File No. 333-30184

THIS FILING CONTAINS FOUR ITEMS THAT MAY BE DEEMED SOLICITING MATERIALS.

(1) [The following is a script to be used by America Online's proxy solicitor, Corporate Investor Communications, Inc. to call shareholders of America Online, Inc.:]

     Hello, my name is ________. May I please speak to ____________. I am calling on behalf of America Online, of which you are a shareholder.

         1.  Have you received your proxy material?    Y, N
Yes:  Go to question number 2.
No: You should have received the proxy materials already. Please contact your Bank or Broker and have them re-send the materials to you. Thank you and have a nice day. <END CALL>

         2.  Have you returned your proxy card? Y, N
Yes: Go to question number 3. No: Please be aware that your broker offers you the ability to vote your shares over the phone by calling the toll free number located on the bottom of your proxy form. If you have your voting instuction form handy would you like for me to connect you to the voting hot line? Y, N
Yes: Would you like for me to stay on the line and guide you through the process? Y, N Yes: <USE CONFERENCE FEATURE AND CONNECT SHAREHOLDER TO ADP VOTING TOLL FREE NUMBER AND ASSIST SHAREHOLDER > <END CALL>
No: < USE TRANSFER FEATURE AND CONNECT SHAREHOLDER TO ADP VOTING TOLL FREE NUMBER> <END CALL>

No: Would you please complete and return the proxy card as soon as possible. Your vote as a shareholder is very important to us. Your Board of Directors recommends a vote in favor of the merger proposal and appreciates your support. Thank you and have a nice day. <END CALL>

         3.  May I ask if you are in support of the Merger proposal?  Y, N, U, R
Yes:  Thank you and have a nice day. <END CALL>
No or Unsure:  That's fine.  May I ask why? <CAPTURE COMMENTS>
Thank you for your time and have a nice day. <END CALL>
Refuse:  That's fine. Thank you for your time and have a nice day. <END CALL>

         Answering Machine:
Hello, my name is ________. I am calling on behalf of America Online. This is a courtesy call to remind you to please vote and return your proxy as soon as possible for the upcoming meeting of shareholders. Please be aware that you have the ability to vote your shares over the phone by calling the toll free number located on the bottom of your proxy form. Your Board of Directors recommends a vote in favor of the proposals and appreciates your support. If you have any questions, please call 1-800-547-3617. Thank you and have a nice day.

(2) [The following paid advertisement appears within a banner that may appear from time to time on third-party programmed pages of the Personal Finance Channel on the AOL service:]

                    Special Announcement for AOL Shareholders

                                AOL Shareholders
               Click here to review special shareholder documents

                                     and to
                  Cast Your Online Vote on this Historic Merger

                        Remember, Your Vote Really Counts

[Each paragraph above appears alone within a single banner, and each paragraph rotates in order within the banner continually as long as the person views the particular page. A logo of AOL's running man and Time Warner Entertainment Company L.P.'s Bugs Bunny appears on the banner continuously. If an individual clicks on the banner, he will go to a web page on the America Online, Inc.
corporate       web      site       under       the       "Investors"       area
(http://www.corp.aol.com/shareholder-broch.html). This web page (referred to below as the "Proxy Materials Web Page"), in addition to navigational information, contains the following text and hyperlinks:]

AOL Time Warner Merger Information

We urge you to read the Joint Proxy Statement-Prospectus because it contains important information. The Joint Proxy Statement-Prospectus is available for free from AOL and the SEC as described below.

AOL stockholders can get a free printed copy of the Joint Proxy Statement-Prospectus and the AOL documents incorporated therein by reference by directing a request to America Online, Inc., 22000 AOL Way, Dulles, VA 20166,
Attention: Investor Relations, telephone: 1-888-809-6263, E-mail: AOLIR@aol.com.

Time   Warner   stockholders   can  get  a  free   copy  of  the   Joint   Proxy
Statement-Prospectus and the Time Warner documents incorporated therein by reference by directing a request to Time Warner Inc., 75 Rockefeller Plaza, New York, NY 10019, Attention: Shareholder Relations, telephone: (212) 484-6971, E-mail: investrequest@twi.com.

1.       Shareholder Brochure with Letter from Steve Case and Bob Pittman

         [This hyperlink leads to an electronic version of a shareholder brochure that AOL Time Warner Inc. previously filed with the SEC.]

2.       Joint Proxy Statement-Prospectus (PDF file)

         [This hyperlink leads to an electronic version of the Joint Proxy Statement-Prospectus.]

     This document is a PDF file. In order to open this document, users must download Adobe Acrobat Reader on their computers, and open the document within Adobe Acrobat Reader. If you do not have Adobe Acrobat Reader loaded on your computer, click below for a free download.

     [A button with the Adobe logo  appears.  Clicking the button takes you to a
     page           on          the           Adobe           web           site
     (http://www.adobe.com/products/acrobat/readstep.html).]    Download   Adobe
     Acrobat Reader. [The previous text is a hyperlink to a page on the Adobe web site (http://www.adobe.com/products/acrobat/readstep.html).]

                                 Ready to Vote?

                Click Here [This is a hyperlink to ProxyVote.com
                          (http://www.proxyvote.com).]

     In order to vote on the Internet, you will need the unique control number printed on your proxy card or voting instructions that you received by mail.

     If you are unable to open the Joint Proxy Statement-Prospectus online, you may call toll free to request a hard copy be sent to you. The toll free number is 1-888-809-6263.

     The Joint Proxy Statement-Prospectus is part of a registration statement [the words "registration statement" are a hyperlink to a web page on the SEC's web site with the registration statement that AOL Time Warner Inc. filed with the SEC, of which the Joint Proxy Statement-Prospectus is a part] that AOL Time Warner has filed with the SEC and is posted on the SEC's Web site at www.sec.gov.

(3) [The following text may appear from time to time on the home page of the America Online, Inc. corporate web site (http://www.corp.aol.com) and the home page of the AOL.com web site (http://www.aol.com):]

"AOL Shareholders: Read Special Shareholder Material on the Proposed AOL/Time Warner Merger & Cast Your Vote Online. Your Vote Really Counts!"

[The following excerpt from the above paragraph is a hyperlink to the above-described Proxy Materials Web Page: "Read Special Shareholder Material."]

(4) [The following text appears within a "Week in Review" email sent to employees of America Online:]

Messages from Richard Hanlon, Investor Relations:
Vote for the AOL Time Warner Merger.
 . . . .
Vote for the AOL Time Warner Merger. Why your vote absolutely counts. Read the Full Text. [The words "Full Text" are a hyperlink to the text of an email previously sent to employees of America Online and posted in the Employee Channel. This email, which was previously filed with the SEC, contains within its text the following:]

We urge you to read the Joint Proxy Statement-Prospectus, which contains important information. You may view online the Joint Proxy Statement-Prospectus and a shareholder brochure describing the anticipated benefits of the merger by going to: http://www.corp.aol.com/shareholder-broch.html. The Joint Proxy Statement-Prospectus, which has been filed with the Securities and Exchange Commission as part of a registration statement [the words "registration statement" are a hyperlink to the Proxy Materials Web Page] and other documents incorporated by reference into the Joint Proxy Statement-Prospectus are available for free from the SEC at its Website at www.sec.gov. If you would prefer to receive, also for free, a hard copy of these documents, please send an e-mail to AOL's Investor Relations department at AOLIR@aol.com.

                                  * * * * * * *

We urge you to read the Joint Proxy Statement-Prospectus, which AOL Time Warner has filed with the Securities and Exchange Commission as part of a Registration Statement, because it contains important information. The Joint Proxy Statement-Prospectus was sent on or about May 23, 2000 to stockholders of Time Warner and America Online seeking their approval of the proposed AOL/Time Warner merger. You may obtain a free copy of the Joint Proxy Statement-Prospectus and other documents filed by AOL Time Warner (as well as by America Online and Time Warner, including documents incorporated by reference into the Joint Proxy Statement-Prospectus) with the Commission at the Commission's web site at
www.sec.gov. AOL stockholders can get a free copy of the Joint Proxy Statement-Prospectus and the AOL documents incorporated therein by reference by directing a request to America Online, Inc., 22000 AOL Way, Dulles, VA 20166,
Attention: Investor Relations, telephone: 1-888-809-6263, e-mail: AOL IR@aol.com. Time Warner stockholders can get a free copy of the Joint Proxy Statement-Prospectus and the Time Warner documents incorporated therein by reference by directing a request to Time Warner Inc., 75 Rockefeller Plaza, New York, NY 10019, Attention: Shareholder Relations, telephone: (212) 484-6971, e-mail: investrequest@twi.com.

                                  * * * * * * *